

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2026

William Ho
President and Chief Executive Officer
IN8bio, Inc.
350 5th Avenue, Suite 5330
New York, NY 10118

>   **Re: IN8bio, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed January 20, 2026**
>   **File No. 333-292830**

Dear William Ho:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jaime L. Chase, Esq.